UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant’s name into English)

#1205 – 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp
(Registrant)

Date: October 21, 2004	By “Jeannine P M Webb”

Jeannine P.M. Webb, CFO, Corporate Secretary
*Print the name and title under the signature of the signing officer.

Canadian Empire Exploration Corp.
1205 – 675 West Hastings St.
Vancouver, B.C. V6B 1N2
Ph: 604-687-4951, Fax: 604-687-4991

Press Release #04-06

        TSX Venture Exchange: CXP

October 21, 2004

CANADIAN EMPIRE ACQUIRES SILVER HOPE PROPERTY

Canadian Empire Exploration Corp. (“Canadian Empire”) is pleased to announce the acquisition of the Silver Hope Property located in central British Columbia.

The Silver Hope Property is contiguous with the southern boundary of the past producing Equity Silver Mines Property and covers prospective stratigraphy for discovery of stratabound copper-silver-gold mineralization.  Prior workers conducted several drilling programs along a 2 kilometre strike length of favourable geology that partially outlined three near-surface bulk tonnage copper-silver zones.  The zones, named Hope, Superstition and Gaul by prior workers, occur along a favourable horizon in pyroclastic volcanics that have been tested by approximately 40 holes.  No resources were calculated although drill holes intersected reported grades to 0.71% copper and 12.9 g/t silver over 65.4 metres that included high-grade zones that assayed 7.9% copper and 105 g/t silver over 4.0 metres.

A re-interpretation of this style of mineralization along a 4 kilometre length that includes two deposits that saw production by Equity Silver Mines and three zones on the Silver Hope Property suggests opportunity for re-classification of the deposits as volcanogenic with a hydrothermal overprint.

Canadian Empire acquired the Silver Hope Property with the objective of testing for volcanogenic style high-grade feeder mineralization below the three known bulk tonnage copper-silver zones and is planning an initial eight-hole drilling program totaling 1800 metres this fall.

Subject to regulatory approval, Canadian Empire may earn a 65% interest in the Silver Hope Property by making cash payments of $315,000 and share payments of 1,000,000 shares by December 31, 2008 to Sci-Tek Resources Ltd. and completing $5.0 million in exploration expenditures by December 31, 2009. Canadian Empire and Sci-Tek may then form a joint venture, with each party providing pro-rata funding of ongoing exploration.  Non-contribution by either party to the joint venture will result in pro-rata dilution of interest, convertible to a 2% NSR subject to a buy-down provision from the relinquishing party for $2.0 million.

“John S. Brock”

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.